EXHIBIT 1

                                  [TRANSLATION]

                                                               December 26, 2005

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


                                IMMEDIATE REPORT

          Nature of the Report: Bank of Israel Approval of Appointments

Further to immediate reports filed by the Bank on October 31, 2005 and November 13, 2005, concerning the extension of the terms of service of several directors and officers of the Bank subject to the terms of Section 11a. of the Banking Ordinance, 1941 (pursuant to which no person shall serve as a director or officer of a banking entity unless the Supervisor of Banks receives notice 60 days prior to the beginning of the term of service and the Supervisor did not give notice within the above period of his objection to the appointment, or gave notice of his consent to the appointment), notice is hereby given that on December 26, 2005, the Bank was informed by the Supervisor of Banks that the Supervisor has no objection to the extension of the terms of service of Dr. R. Cohen, M. Gavish, S. Eshbol and E. Green as Directors and of U. Galili as the General Manager and A. Savir as the Deputy General Manager.